Davidoff Hutcher & Citron LLP

605 Third Avenue, 34th Floor

New York, NY 10158

November 26, 2014

Via EDGAR Correspondence

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Blue Earth, Inc.
Registration Statement on Form S-3
Filed November 12, 2014
File No. 333-200107

Dear Sir or Madam:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated November 24, 2014 to the Company’s Registration Statement on Form S-3 (File No. 333-333-200107) (the “Registration Statement”).  The comments are repeated in the order set forth with our responses following in order.  The Company has filed Amendment No. 1 to its Registration Statement on this date.

Incorporation of Certain Documents by Reference, page 27

1.

Please revise to include the Form 10-Q for fiscal period ending March 31, 2014 and the Current Report on Form 8-K filed on February 6, 2014.

Response: The Company has revised the disclosure to include the Form 10-Q for the fiscal period ending March 31, 2014, as well as the Form 10-Q for the fiscal period ending September 30, 2014, and the Current Report on Form 8-K filed on February 6, 2014 as Company filings that are incorporated in the Registration Statement by reference.

Exhibit 5.1

2.

We note that in subpart (iv) of the second paragraph on the final page of the opinion counsel has assumed that “the Company is . . . duly organized, validly existing and in good standing under applicable state law . . . .” Please have counsel delete this assumption. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Securities and Exchange Commission

November 26, 2014

Response: We have revised our opinion letter in Exhibit 5.1 to the Registration Statement to delete the assumption that “the Company is . . . duly organized, validly existing and in good standing under applicable state law . . . .”

In addition to the foregoing, the Company has revised the disclosure in the Registration Statement as necessary as a result of the Company’s financial statements for the period ended September 30, 2014, which were included in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2014.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:       /s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:  Johnny R. Thomas